Exhibit 99.1

Western Copper and Gold Files Final Base Shelf Prospectus, Registration Statement and Technical Report

VANCOUVER, BC, Nov. 3, 2020 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces that it has filed a final short form base shelf prospectus in each of the provinces and territories of Canada, other than Québec (the "Shelf Prospectus"), and a corresponding amendment to its registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") under the U.S./Canada Multijurisdictional Disclosure System.

The Shelf Prospectus and Registration Statement will allow Western to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of Cdn$50 million during the 25-month period that the Shelf Prospectus remains effective. Such securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplement(s) and, subject to applicable regulations, may include at-the-market transactions, private placements, public offerings or strategic investments. Information regarding the use of proceeds from a sale of such securities will be included in the applicable prospectus supplement.

If any securities are offered under the Prospectus or Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a prospectus supplement filed with the applicable Canadian securities regulatory authorities and the SEC at the time of such an offering and would be made available by Western at the above address.

Copies of the Shelf Prospectus and any shelf prospectus supplements that may be filed in the future, can be found under the Company's SEDAR profile at www.sedar.com; copies of the Registration Statement can be found on EDGAR at www.sec.gov; and copies of such documents may be obtained by request to the Corporate Secretary of Western Copper and Gold: 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1, Canada (TEL: 604.684.9497), or to info@westerncopperandgold.com

If any securities are offered under the Shelf Prospectus or Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a prospectus supplement filed with the applicable Canadian securities regulatory authorities and the SEC at the time of such an offering and would be made available by Western at the above address.

Filing of Technical Report

In connection with the Shelf Prospectus filings, the Company has filed an independent technical report titled "Western Copper and Gold Corporation, Casino Project, Updated Mineral Resource Statement, Form 43-101F1 Technical Report, Yukon, Canada" dated effective July 3, 2020 and issued on October 26, 2020, prepared by Daniel Roth, P.E., P.Eng., Michael Hester, FAusIMM, Laurie Tahija, MMSA-QP; Carl Schulze, P. Geo. and Caroline Vallat, P. Geo. supporting the mineral resource estimate on its flagship Casino Project.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral resource estimates; capital expenditures; exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: info@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 08:00e 03-NOV-20